UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Notice of Annual Meeting and Proxy Statement for the Registrant's 2008 Annual Meeting of Shareholders, to be held on November 21, 2008.

Attached hereto as Exhibit 2 and incorporated by reference herein is a letter from the Registrant's management to the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: October 24, 2008

Exhibit No.	Description
1.	Notice of Annual Meeting and Proxy Statement dated October 24, 2008.
2.	Letter from the Registrant's Management to the Shareholders.

Exhibit 1

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

Section D-2 No. 100 Nanhai Road Jinpan Development Area

Haikou, Hainan

People’s Republic of China

Tel.: (86) 898-6681-1301

October 24, 2008

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Jinpan International Limited (the “Company”) to be held at the principal executive offices of the Company located at Section D-2 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, November 21, 2008 at 10:30 a.m., Haikou time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. The Company requests that you read both of them carefully.

The Company hopes that you plan to attend the meeting. However, if you are not able to join us, the Company urges you to exercise your right as a shareholder and vote. Please promptly sign, date and return the enclosed Proxy Card in the accompanying postage prepaid envelope (if mailed in the United States). You may, of course, attend the 2008 Annual Meeting of Shareholders and vote in person even if you have previously mailed in your Proxy Card.

Sincerely,

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

Section D-2 No. 100 Nanhai Road Jinpan Development Area

Haikou, Hainan

People’s Republic of China

_________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 21, 2008

To the Shareholders of Jinpan International Limited:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Shareholders (the “Meeting”) of Jinpan International Limited (the “Company,” “we,” “us,” or “our”) will be held at the Company’s principal executive offices located at Section D-2 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, November 21, 2008 at 10:30 a.m., Haikou time, to consider and act upon the following matters:

To elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

To  ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2008 fiscal year; and

To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

The close of business on October 22, 2008 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

October 24, 2008

It is important that your shares be represented at the Meeting. Each shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.

Section D-2 No. 100 Nanhai Road Jinpan Development Area

Haikou, Hainan

People’s Republic of China

PROXY STATEMENT

_________________

This proxy statement (the “Proxy Statement”) is furnished to the holders of common shares, par value $0.009 per share (the “Common Shares”), of Jinpan International Limited (the “Company”) in connection with the solicitation by and on behalf of the Company’s board of directors (the “Board of Directors”) of proxies (the “Proxy” or “Proxies”) for use at the 2008 Annual Meeting of Shareholders (the “Meeting”) of the Company to be held at the Company’s principal executive offices located at Section D-2 No. 100 Nanhai Road Jinpan Development Area, Haikou, Hainan, People’s Republic of China, on Friday, November 21, 2008 at 10:30 a.m., Haikou time, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Shareholders, this Proxy Statement and Proxies are to be borne by the Company. The Company will also reimburse brokers who are holders of record of Common Shares for their expenses in forwarding Proxies and Proxy soliciting material to the beneficial owners of such shares. In addition to the use of the mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is October 24, 2008.

Unless otherwise specified, all Proxies, in proper form, received by the time of the Meeting will be voted for the election of all nominees named herein to serve as directors and in favor of the other proposal set forth in the accompanying Notice of Annual Meeting of Shareholders and described below.

A Proxy may be revoked by a shareholder at any time before its exercise by filing with Jing Yuqing, the Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will not, in and of itself, constitute revocation of a Proxy.

The close of business on October 22, 2008 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof. As of the Record Date, there were 8,195,434 Common Shares outstanding. Each common shareholder is entitled to one vote for each share held by such holder.

A majority of the shares entitled to vote, represented in person or by Proxy, is required to constitute a quorum for the transaction of business. Proxies submitted which contain abstentions or broker nonvotes will be deemed present at the Meeting for determining the presence of a quorum.

Directors are elected by a plurality of the votes cast at the Meeting. The affirmative vote of a majority of the votes cast at the Meeting will be required to ratify the appointment of Grant Thornton LLP. Abstentions and broker nonvotes with respect to any matter are not considered as votes cast with respect to that matter.

Proposal 1

ELECTION OF DIRECTORS

At the Meeting, shareholders will elect five (5) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris and Dr. Li-Wen Zhang (singularly a “Nominee” and collectively, the “Nominees”), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised the Company of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

The Nominees for director of the Company are as follows:

Name	Age	Position

Li Zhiyuan	54	Chairman of the Board of Directors
Ling Xiangsheng	57	Vice Chairman of the Board
Stephan R. Clark	55	Director
Donald S. Burris	64	Director
Dr. Li-Wen Zhang	54	Director

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position

Li Zhiyuan	54	President and Chief Executive Officer
Ling Xiangsheng	57	Vice President
Jing Yuqing	45	Secretary
Mark Du	47	Chief Financial Officer

All directors of the Company hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers of the Company are elected by the Board of Directors at the first Board of Directors’ meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

Information about Nominees and Executive Officers

Set forth below is certain information with respect to each Nominee and our Executive Officers:

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan Special Transformer Works (“Haikou Jinpan”), since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Hainan Jinpan Electric Co. Ltd. (“Jinpan Hainan”) since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan’s KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing, our Secretary.

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

Stephan R. Clark was elected to our Board of Directors in 2006. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and an M.A. in Management from the University of Texas at San Antonio.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company over thirty years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Jing Yuqing has served as our directors and a director of our predecessor, Haikou Jinpan, since August 1993. She also has served as a director of Jinpan Hainan since June 1997. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Chief Financial Officer since September 2002. From January 1993 to September 2002, Mr. Du was the Controller of PC Warehouse Investment, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a Certified Public Accountant.

Committees

The Board of Directors held one (1) meeting and took eight (8) actions by unanimous written consent during fiscal 2007.

The Company has three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee.

The Company’s Nominating and Corporate Governance Committee (the “Nominating Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Rule 4200(a)(15) of the listing standards of the NASDAQ Stock Market. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual stockholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating Committee held three (3) meetings during 2007.

The Company’s Audit Committee (the “Audit Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Section 121(A) of the listing standards of the NASDAQ Stock Market. The functions of the Audit Committee include the nomination of independent registered public accounting firm for appointment by the Board; meeting with the independent registered public accounting firm to review and approve the scope of their audit engagement; meeting with the Company’s financial management and the independent registered public accounting firm to review matters relating to internal accounting controls, the Company’s accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. The Audit Committee held six (6) meetings during 2007.

The Company’s Compensation Committee (the “Compensation Committee”) consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined in Section 121(A) of the listing standards of the NASDAQ Stock Market. The function of the Compensation Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of the executive officers of the Company and its subsidiaries. The Compensation Committee held three (3) meetings during 2007.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specific information as of October 22, 2008, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, and (iii) each of our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	1,851,431	22.59%

Common Shares	Jing Yuqing (3)	1,851,431	22.59%

Common Shares	Ling Xiangsheng	953,314	11.63%

Common Shares	Stephan R. Clark (4)	4,333	*

Common Shares	Li-wen Zhang (5)	10,750	*

Common Shares	Donald S. Burris	6,000	*

Common Shares	All executive officers and directors as a group (6 persons)(6)	2,827,226	34.50%

_________________

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all Common Shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)	Includes: (i) 1,249,363 Common Shares, (ii) 602,068 Common Shares beneficially owned by Jinq Yuqing, the wife of Mr. Li , as to which Mr. Li disclaims beneficial ownership.

(3)

Includes: (i) 602,068 Common Shares (ii) 1,249,363 Common Shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership.

(4)	Represents 4,333 Common Shares issuable upon exercise of currently exercisable stock options.

(5)	Represents 8,750 Common Shares issuable upon exercise of currently exercisable stock options.

(6)	Includes 18,083 Common Shares issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

Compensation of Directors and Officers

The total compensation paid to our directors and executive officers during the last fiscal year was RMB 7,015,703 comprised of salaries in the amount of RMB5,203,295 and bonuses in the amount of RMB1,812,408. During 2007, we did not reserve for any pension, retirement or similar benefits for directors and officers.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A

VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

RATIFICATION OF SELECTION OF GRANT THORNTON LLP

AS THE COMPANY’S INDEPENENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Grant Thornton LLP as the independent registered public accounting firm of the Company for the 2008 fiscal year, subject to ratification by the Company’s shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm will be submitted for consideration.

Grant Thornton LLP has indicated to the Company that it will not have a representative present at the Meeting. If the resolution selecting Grant Thornton LLP as independent registered public accounting firm is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in the Company’s best interests. Any such future selection need not be submitted to a vote of shareholders.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A

VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

MISCELLANEOUS

Other Matters

Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

All shareholders are urged to fill in their choices with respect to the matters to be voted on, sign and promptly return the enclosed form of Proxy.

By Order of the Board of Directors,

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

October 24, 2008

PROXY CARD

PROXY	PROXY

JINPAN INTERNATIONAL LIMITED

(Solicited on behalf of the Board of Directors)

The undersigned holder of common shares, revoking all proxies heretofore given, hereby constitutes and appoints Li Zhiyuan and Jing Yuqing and each of them, proxies (the “Proxies”), with full power of substitution, for the undersigned and in the name, place and stead of the undersigned, to vote all of the undersigned’s shares of said stock, according to the number of votes and with all the powers the undersigned would possess if personally present, at the 2008 Annual Meeting of Shareholders (the “Meeting”) of JINPAN INTERNATIONAL LIMITED (the “Company”) to be held at the Company’s offices located at Section D-2 No. 100 Nanhai Road, Jinpan Development Area, Haikou, Hainan PRC, on Friday, November 21, 2008 at 10:30 a.m., Haikou time, and at any adjournments or postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement relating to the Meeting and hereby revokes any proxy or proxies heretofore given.

Each properly executed proxy will be voted in accordance with the specifications made on the reverse side of this proxy and in the discretion of the Proxies on any other matter that may come before the meeting. Where no choice is specified, this proxy will be voted FOR all listed nominees to serve as directors of the Company.

PLEASE MARK DATE AND SIGN THIS PROXY ON THE REVERSE SIDE

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR ALL LISTED NOMINEES

1.	Election of five (5) directors	FOR all nominees listed (except as marked to the contrary)	WITHHOLD AUTHORITY to vote for all listed nominees below

Nominees: Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, and Dr. Li-Wen Zhang

(Instruction: To withhold authority to vote for any individual nominee, circle that nominee’s name in the list provided above.)

2.	To ratify the selection of Grant Thornton LLP as independent registered public accounting firm for the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	The Proxies are authorized to vote in their discretion upon such other matters as may properly come before the Meeting.

The shares represented by this proxy will be voted in the manner directed. In the absence of any direction, the shares will be voted FOR each nominee named in Proposal 1, FOR ratification of Proposal 2, and in accordance with the Proxies’ discretion on such other matters as may properly come before the meeting.

Dated: _____________________, 2008

__________________________________

Signature(s)

(Signature(s) should conform to names as registered. For
jointly owned shares, each owner should sign. When
signing as attorney, executor, administrator, trustee,
guardian or officer of a corporation, please give full
title.)

PLEASE MARK AND SIGN ABOVE AND RETURN PROMPTLY

Exhibit 2

October 24, 2008

Dear Fellow Shareholders,

We are pleased with our strong financial performance in fiscal year 2007 as worldwide demand for electric power contributed to our product sales.

•

Net sales increased RMB 250 million (US$37.4 million), or approximately 38%, from RMB 653 million (US$82.3 million) for fiscal year 2006 to RMB 903 million (US$119.6 million) for fiscal year 2007. Transformers are our major product, sales of which accounted for approximately 87% of our total net sales. The increase in the number of transformers sold contributed approximately RMB 166 million (US$ 22 million) to the overall net sales increase. We also raised the standard selling price of transformers during fiscal year 2007 which accounted for approximately RMB 59.5 million (US$ 7.9 million) of our net sales growth. Sales of reactors contributed RMB 14.5 million (US$ 1.9 million) to the increase in net sales. The sale of switchgear and substations contributed RMB 10.0 million (US$ 1.3 million) to the increase in net sales.

•

Gross profit increased RMB 132.6 million (US$18.7 million), or approximately 72.9%, from RMB 181.8 million (US$ 22.9 million) for fiscal year 2006 to RMB 314.4 million (US$ 41.6 million) for fiscal year 2007 . As a percentage of sales, gross profit increased from 27.8% for fiscal year 2006 to 34.8% for fiscal year 2007. This increase also resulted from the stable steel and copper price and using substituted materials.

•

Net income increased RMB 64.1 million (US$8.9 million), or approximately 107.5%, from RMB 59.7million (US$7.5 million) for fiscal year 2006 to RMB 123.8 million (US$16.4 million) for fiscal year 2007. The increase in net income resulted from an increase in operating income and the fact that no minority interest was recorded due to the acquisition of the minority interest in the beginning of year. As a percentage of sales, net income increased from 9.1% for fiscal year 2006 to 13.7% for fiscal year 2007.

•	Earnings per share increased RMB 6.5 (US$0.92), or approximately 72.4%, from RMB 9.0 (US$1.13) for fiscal year 2006 to RMB 15.5 (US$2.05) for fiscal year 2007.

In both 2007 and 2008, Forbes magazine selected us for the Forbes List of “Asia’s Best 200 Under A Billion,” a list drawn from over 22,500 publicly-listed companies in the Asia Pacific Region. We are proud to be the only manufacturer of cast resin transformers to be named to the list.

We are also pleased by the broader marketplace recognition and acceptance of our power distribution products. Our cast resin transformer business continues to benefit from growth in industrial output and rising consumer demand for products that require electric power for operation, particularly in China.

Expanding Our Product Offering

As a leading designer, manufacturer and marketer of cast resin transformers for voltage distribution equipment in China, we distinguish ourselves from our competitors by developing new products and applications that extend the use of our cast resin transformers into new markets and geographies. Much of our success in fiscal year 2007 was attributable to our research and development (“R&D”) initiatives.

We view the global market for power distribution products geared towards alternative energy applications, particularly wind, as one that presents a significant opportunity. Our efforts in the development and commercialization of cast resin transformer and line reactors for wind power applications have resulted in our achieving a greater presence in the wind power market. We expect these wind power products to drive sales in 2008 and beyond.

In fiscal 2007, we also successfully completed design verification testing for an R&D project for one of our major original equipment customers, enhancing the development design of a certain transformer. The R&D project was centered on using unconventional materials in the transformer’s design, which resulted in significant cost reductions without compromising performance.

We are pleased with our R&D accomplishments over the past year and will continue to innovate and further maximize the performance of our products.

Additionally, in fiscal year 2007, we expanded our cast resin transformer product line for urban and commercial development and electric power generation. In the event that our standard models do not meet a customer’s requirements, we have the capability to manufacture customized products designed to meet the customer’s specific needs. Sales of these customized transformer products and the expansion of our customer base internationally improved our profit margins. In the future, we aim to include more customized transformer products in our product mix, which we believe will further improve our standing with international customers and drive sales opportunities of products with higher profit margins.

Extending Our Reach To International Markets

International sales in fiscal year 2007 increased RMB 26.9 million (US$ 3.7 million), or approximately 161%, from RMB 18.6 million (US$ 2.3 million) for fiscal year 2006 to RMB 45.5 million (US$6.0 million) for fiscal year 2007. While China remains our largest market, we continue to expand our reach internationally, with a particular focus on North America. In 2007, we successfully listed our cast resin transformer products with Underwriters Laboratories (‘‘UL’’), becoming one of only two cast resin transformer manufacturers in the world to achieve UL certification. UL is an independent product safety certification organization that has been testing products and writing safety standards for over 100 years. We believe that the UL certification of our cast resin transformer products will help us expand geographically because many potential North American customers only purchase UL certified products.

Recent Developments

On September 9, 2008, our common shares began trading on the Nasdaq Global Market under the symbol “JST.” Our move to Nasdaq provides us with a highly efficient and reliable trading platform that can enhance overall trading liquidity, efficiency and transparency for our common shares. We believe this move will allow us to enhance long-term value for our shareholders.

Based on the results of operations in the first half of the year, we expect fiscal year 2008 to be a successful year. Net sales for the six month period ended June 30, 2008 reached RMB 455.8 million (US$64.4 million), a 21.5% increase over total sales of RMB 375.0 million (US$48.3 million) for the same period last year. Gross profit for the six month period ended June 30, 2008 was RMB 150.7 million (US$21.3 million), a 25.8% increase over the same period last year. Net income for the six month period ended June 30, 2008 increased 35.1% to RMB 59.7 million (US$8.4 million), or RMB 7.32 (US$1.03) per diluted share, compared to RMB 44.2 million (US$5.7 million), or RMB 5.47 (US$0.70) per diluted share, for the same period last year. SEC filings disclosing the Company’s results of operations for the first six (6) months of 2008 are available on the investor relations section of the Company’s website (http://www.ir-site.com/jst/index.asp).

We also made significant capital investments, which we believe will lay a solid foundation for future growth. In May 2008, we completed the construction of our second manufacturing facility located in Wuhan, China, which has an area of approximately 400,000 square feet and began production in June 2008. The facility is located near certain of our suppliers of key raw materials and is easily accessible by highway and railroad. Once the facility is operating at full capacity, our production capacity will increase up to 50% from 6 million KVA to 9 million KVA.

In June 2008, we purchased land for a new manufacturing facility near Shanghai. Located in the Shanghai Qinpu Industrial Park, this site covers an area of 764,384 square feet and is zoned for industrial use. The site contains partially completed buildings designed for manufacturing as it was purchased from the previous landowner, which was in bankruptcy. We expect that the construction of our Shanghai facility will proceed in two phases. The first phase, which we expect to be completed by the fourth quarter of 2009, will consist of the renovation of existing buildings for office and manufacturing purposes (approximately 12,198 square meters), and the second phase, which we expect to be completed by the second quarter of 2010, will consist of constructing additional buildings for manufacturing purposes (approximately 9,612 square meters).

We are positioning our business for continued growth in the areas of cast resin transformers, integrated assembly products (switchgears and unit substations) and power distribution products (transformers and reactors) for wind energy applications. Presently, the production of high-end, customized transformer products, integrated assemblies, and power distribution products for wind power applications is concentrated at our Haikou facility. We are shifting production of our standard cast resin transformers to our Wuhan facility. In the future, our Haikou facility will primarily focus on manufacturing high-end customized transformer products, our Wuhan facility will primarily focus on manufacturing standard cast resin transformers, and our Shanghai facility will primarily focus on manufacturing wind power products (transformers and reactors) and sophisticated switchgears and substation units.

We are excited by the growth opportunities associated with our business. We believe we are on our way towards establishing us as a major supplier of electrical power distribution equipment. We will continue to focus on expanding our market share, developing new high margin power distribution products, and investing in new state-of-the-art facilities to increase manufacturing capacity and efficiency. There are significant market opportunities in both alternative energy and in new geographic locations, which we intend to pursue these opportunities vigorously and expand our sales force in China and abroad to cultivate new sales opportunities among regional as well as multinational businesses.

We are encouraged by our progress so far and look forward to maximizing value for our shareholders in the months and years ahead. On behalf of Jinpan and its employees, I thank you, the shareholders, for your continuing support. I invite you to learn more about Jinpan and its prospects by visiting the investor relations section of our website (http://www.ir-site.com/jst/index.asp) where you will find our 2007 Annual Report, regulatory filings, and latest news releases.

Sincerely,

Li Zhiyuan

Chairman of the Board and Chief Executive Officer

Jinpan International Ltd.